26 April 2007

RECEIVED
2007 MAY -1 A 11:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

07023062

SUPPL

Dear Sir

Nedcor

~~Nedbank Group~~ Limited
Issuer No. 82-3893
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of NEDBANK GROUP LIMITED in order to maintain such foreign private issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

We hereby attach a copy of an announcement which has been released on SENS regarding the Nedbank Group Limited – credit ratings from Moody's.

Should you have any queries, please do not hesitate to contact me on 27 11 294-9107.

Yours faithfully

Jackie Katzin
Assistant Group Secretary

PROCESSED
MAY 03 2007
THOMSON
FINANCIAL

cc ***Jonathan K Bender, Esq***

NEDBANK
GROUP

OFFICE OF THE GROUP SECRETARY

Head Office 135 Rivonia Road Sandown 2196 PO Box 1144 Johannesburg 2000 South Africa

Tel +27 (0)11 294 9106 Fax +27 (0)11 295 9106 Website www.nedbankgroup.co.za

NEDBANK GROUP LIMITED
(Incorporated in the Republic of South Africa)
Registration number: 1966/010630/06
JSE share code: NED
NSX share code: NBK
ISIN: ZAE000004875

PRESS RELEASE: MOODY'S ANNOUNCES BANK RATING ACTIONS FOR SOUTH AFRICA RESULTING FROM IMPLEMENTATION OF JDA AND BFSR METHODOLOGIES

New York, April 24, 2007 -- Moody's Investors Service today published the rating results for banks in South Africa as part of the application of its refined joint default analysis (JDA) and updated bank financial strength rating (BFSR) methodologies.

The ratings for Nedbank Limited are as follows:
- The BFSR remains unchanged at C (stable outlook).
- The Global Local Currency Deposit has been upgraded to Aa3/Prime-1 from A1/Prime-1.
- The Foreign Currency Deposit Ratings remain unchanged at Baa1/Prime-2, and are constrained by the country ceiling.
- The National Scale ratings have been upgraded to Aa1.za/Prime-1.za from Aa2.za/Prime-1.za.

Limassol
Mardig Haladjian
General Manager
Financial Institutions Group
Moody's Investors Service Cyprus Limited

END